Via EDGAR
May 27, 2009
Mark P. Shuman
Matthew Crispino
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Re:	Compellent Technologies, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-33685
Ladies and Gentlemen:
          On behalf of Compellent Technologies, Inc. (“Compellent” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 14, 2009 (the “Staff’s Letter”), with respect to the Part III information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 16, 2009, incorporated by reference from the Company’s definitive proxy statement, filed on April 17, 2009.
          As per a telephone conversation on May 26, 2009 between Matthew Crispino of the Staff and Nicole C. Brookshire of Cooley Godward Kronish llp, counsel to the Company, this letter serves to advise the Staff that the Company expects to provide a response to the Staff’s Letter on or before Friday, June 5, 2009.
          Please do not hesitate to call me at (952) 294-3300 if you have any questions or would like any additional information regarding this matter.
Compellent Technologies, Inc.
/s/ John R. Judd

John R. Judd
Chief Financial Officer
cc:	Philip E. Soran — Compellent Technologies, Inc. Nicole C. Brookshire, Esq. — Cooley Godward Kronish llp
Compellent Technologies 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com